

Mail Stop 4628

June 22, 2017

<u>Via E-Mail</u>
Mark Patrick
Chief Financial Officer
Syngenta AG
Schwarzwaldallee 215
4058 Basel
Switzerland

>   **Re: Syngenta AG**
>   **Form 20-F for the Fiscal Year Ended December 31, 2016**
>   **Filed February 16, 2017**
>   **File No. 1-15152**

Dear Mr. Patrick:

We refer you to our comment letter dated May 24, 2017 regarding business contacts with Sudan and Syria. We have completed our review of this subject matter. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

>   Sincerely,
>
>   /s/ Cecilia Blye
>
>   Cecilia Blye, Chief
>   Office of Global Security Risk

cc: James Halliwell
     Controller, Syngenta AG

     Anne Parker
     Assistant Director